SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RAISES FULL YEAR PROFIT GUIDANCE BY 25%
TO RANGE OF €1,175M TO €1,225M AS "ALWAYS GETTING BETTER"
PROGRAMME DELIVERS STRONGER TRAFFIC AND FARES.

Ryanair, Europe's favourite airline, today (9 Sept) issued a trading statement raising its full year Net Profit guidance by 25% from a current range of €940m to €970m to a new range of €1.175bn to €1.225bn due to stronger than expected peak summer traffic and prices as its "Always Getting Better" (AGB) customer experience programme continues to win millions of new customers at slightly higher than expected air fares.

Ryanair had originally planned to update shareholders on current trading at its 24 Sept AGM, however the strength of its July and August numbers is continuing into September and the scale of the upgrade (40% up on prior year) requires this update to be brought forward.  The main drivers for this improved guidance are:-

• H1 traffic growth of 13% (previously guided 10%).
• H1 fares up over 2% (previously guided flat).
• Q3 traffic growth of 15% expected (previously guided 13%).
• Q3 fares now expected to be flat (previously guided -4% to -8%).
• FY16 traffic increased to 104m (previously 103m).
• Lower than expected prices for unhedged fuel in FY16 (10% of volume).

Ryanair cautioned that its full year result remains heavily dependent on close-in bookings in Q3 (currently 30% sold) and Q4 (currently zero visibility).  Ryanair continues to expect downward pressure on fares and yields this winter as it grows strongly in major EU markets such as Germany, at a time when competitors will begin to benefit from lower oil prices as historic hedges unwind.

Ryanair also confirmed that it has successfully recovered all of the funds (less than $5m) that were the subject of a fraudulent electronic transfer to a Chinese bank in April.  As previously noted, steps have been put in place to ensure that such a transfer cannot recur.

Ryanair's Michael O'Leary said:

"We have been surprised by the strength of close-in bookings and fares this summer during which we delivered record 95% load factors in both July and August while fares grew by over 2%, when we had expected them to be flat.  During a year when Ryanair will grow traffic by more than 13m customers p.a. it's clear that consumers all over Europe are delighted by and are switching to, our "Always Getting Better" (AGB) customer experience programme, our industry leading punctuality and our unbeatable low fares.

We would caution that not all of this improvement is due to either our model or our management.  As a "load factor active/yield passive" airline we have clearly benefited from favourable industry trends this summer including bad weather in Northern Europe, stronger sterling encouraging more UK families to holiday in the Med, reasonably flat capacity across the EU industry and lower prices for our unhedged oil.  Being the airline industry we do not expect these favourable conditions will persist, and we would urge shareholders and analysts to avoid irrational exuberance while we continue to execute our very ambitious growth plans during what we expect to be very attritional and sustained fare wars across Europe this winter".

Ryanair will hold an investor briefing call at 9.30am (London time) this morning.

ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 73 bases, connecting 194 destinations in 31 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 283 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 104m this year to 160m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary